# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENERATION INCOME PROPERTIES, INC., CIK 0001651721
CUSIP: 37149D402
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 08/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001931399-24-000003
Filed by CIK 0002012901

## Reporting persons
- First City Investment Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 37,153; shared voting power 0; sole dispositive power 37,153; shared dispositive power 0; aggregate amount beneficially owned 37,153 (2% of the class)

## Item 1. Issuer
Name of issuer: GENERATION INCOME PROPERTIES, INC.
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, TAMPA, FLORIDA, 33602

## Item 2. Person Filing
Name of person filing: First City Investment Group, LLC
Address of principal business office or, if none, residence:
16741 Ventura Blvd.
Encino, CA 91436
Citizenship: Delaware, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,153.00
Percent of class: Based on 1,861,303 shares of Common Stock issued and outstanding as of August 14, 2026 pursuant to Generation Income Properties, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2026: 2.0
Sole power to vote or to direct the vote: 37,153.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 37,153.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First City Investment Group, LLC: /s/ Nasser Watar, President (08/18/2026)